To Our Shareholders and Friends

President's Letter

I am pleased to report another year of solid progress for your Company, as net income in 2005 increased approximately 130% over last year to $3,614,000. Net sales increased 5% to $97,914,000, driven by a 38% increase in net sales of our men's jewelry merchandise as well as solid gains in our belt business during the second half of the year. Our gross margin improved to 33.6% of net sales compared to 32.9% in 2004.

By any measure, 2005 was a good year for Swank. In particular, we saw strong growth in our jewelry business as menswear fashion trends continued to favor dressier looks featuring French cuff shirts and related accessories. Sales of our jewelry collections experienced increases in virtually all of our brands and distribution channels. We also launched several new merchandise programs during the year with key customers. As a long-time leader in the men's costume jewelry industry, and with our wide variety of designer labels and private label programs, we were a prime beneficiary of these trends which thus far, appear to be continuing into 2006.

We also made a number of important strides in 2005 that will greatly enhance our already strong position in men's accessories. In addition to significantly growing our jewelry business, we launched a number of new belt programs which expanded our presence at several major retailers. These opportunities, consisting of both branded and private label merchandise, will enable us to further leverage our strengths in sales, product design and development, and distribution to better serve our customers and continue to deliver the high quality product they expect season after season.

As we enter 2006, we hope to maintain last fall's momentum with a variety of new merchandise offerings slated for launch later this year. We look forward to the introduction this summer of our new Nautica and Ted Baker men's accessories collections, as well as the launch of our Donald Trump jewelry line in time for the fall and holiday seasons. We are, of course, working closely with Federated Department Stores, Inc. in the wake of their merger with The May Department Stores Company toward a smooth transition of new merchandise into their combined stores.

Despite these successes, we were saddened by the passing of my father and Swank's Chairman of the Board, Marshall Tulin, in November 2005. It is with deep gratitude that we honor his long-time service to Swank as a thoughtful, caring, and generous leader who was an inspiration to all those who knew him. His wisdom and guidance will be sorely missed.

We are committed to expanding on our recent achievements and we thank our many loyal customers, vendors, licensors, and most of all, our dedicated employees, who work tirelessly every day, for their significant contributions to Swank's success.

Sincerely yours,

John Tulin
President and Chief Executive Officer

Swank, Inc.
Financial Highlights
For each of the Five Years Ended December 31

(In thousands, except share and per share data)	**2005**	2004	2003	2002	2001
Operating Data:					
Net sales	**$ 97,914**	$ 93,287	$ 94,845	$ 100,011	$ 87,812
Cost of goods sold - operations	**65,048**	62,567	67,123	71,857	61,831
Cost of goods sold - restructuring	-	-	1,360	-	-
Total cost of goods sold	**65,048**	62,567	68,483	71,857	61,831
Gross profit	**32,866**	30,720	26,362	28,154	25,981
Selling and administrative expenses	**28,036**	28,256	27,540	30,618	30,397
(Gain) loss on lease termination, restructuring expenses, and other	**(75)**	(728)	280	-	473
Income (loss) from operations	**4,905**	3,192	(1,458)	(2,464)	(4,889)
Interest expense, net	**1,261**	1,621	1,162	1,144	1,422
Other (income)	-	-	-	(640)	-
Income (loss) before income taxes	**3,644**	1,571	(2,620)	(2,968)	(6,311)
Provision (benefit) for income taxes	**30**	-	-	(2,594)	(267)
Income (loss) from continuing operations	**3,614**	1,571	(2,620)	(374)	(6,044)
Discontinued operations:					
(Loss) from discontinued operations, net of income tax (benefit) of $(505)	-	-	-	-	(3,717)
Income (loss) on disposal of discontinued operations, net of income tax provision (benefit) of $0 and $(810)	-	-	-	300	(5,957)
Income (loss) from discontinued operations	-	-	-	300	(9,674)
Net income (loss)	**$ 3,614**	$ 1,571	$ (2,620)	$ (74)	$ (15,718)
Share and per share information:					
Weighted average common shares outstanding – basic	**5,620,160**	5,522,490	5,522,490	5,522,490	5,522,490
Basic net income (loss) per common share:					
Continuing operations	**$ .64**	$ .28	$ (.47)	$ (.06)	$ (1.10)
Discontinued operations	-	-	-	.05	(1.75)
Basic net income (loss) per common share	**$ .64**	$ .28	$ (.47)	$ (.01)	$ (2.85)
Weighted average common shares outstanding - diluted	**6,160,492**	6,007,594	5,522,490	5,522,490	5,522,490
Diluted net income (loss) per common share:					
Continuing operations	**$ .59**	$ .26	$ (.47)	$ (.06)	$ (1.10)
Discontinued operations	-	-	-	.05	(1.75)
Diluted net income (loss) per common share	**$ .59**	$ .26	$ (.47)	$ (.01)	$ (2.85)
Balance Sheet Data:					
Current assets	**$ 27,383**	$26,703	$ 28,811	$ 30,390	$ 34,327
Current liabilities	**17,446**	19,562	22,077	20,591	25,357
Net working capital	**9,937**	7,141	6,734	9,799	8,970
Property, plant and equipment, net	**475**	499	1,469	2,056	2,581
Total assets	**31,321**	30,778	34,035	35,590	43,211
Capital expenditures	**120**	319	62	187	660
Depreciation and amortization	**233**	351	711	759	904
Long-term obligations	**5,817**	6,669	9,018	9,464	12,213
Stockholders' equity	**8,058**	4,547	2,940	5,535	5,641

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. Our products are sold both domestically and internationally under a broad assortment of brands including both licensed tradenames and private labels. We distribute our merchandise principally through department stores and through a wide variety of specialty stores and mass merchandisers. We also operate a number of factory outlet stores primarily to distribute excess and out of line merchandise.

Our net sales in 2005 increased 5.0% to $97,914,000 compared to $93,287,000 in 2004. The increase was mainly due to higher shipments of our jewelry and belt merchandise offset in part by a reduction in net sales for our personal leather goods lines. Gross profit increased 7.0% to $32,866,000 from $30,720,000 in 2004 and, as a percentage of net sales, increased to 33.6% from 32.9% last year. The increase in gross profit was due primarily to a more favorable sales mix resulting from the growth in our relatively high-margin jewelry net sales. Selling and administrative expenses during 2005 were approximately even with 2004 as increases in certain merchandising and distribution costs associated with higher net sales were offset by reductions in professional fees and other administrative costs.

Net income for the year ending December 31, 2004 included a net expense of $728,000 consisting of a net gain of $1,090,000 from the termination of a real estate lease that was offset in part by a $362,000 asset impairment charge in connection with our former jewelry manufacturing facility and administrative offices in Attleboro, Massachusetts. During the fourth quarter of 2004, we relocated our administrative staff to our Taunton, Massachusetts distribution facility and are presently assessing our options with regard to alternative uses or the disposition of the Attleboro property. The net gain on the lease termination and the Attleboro fixed asset impairment charges were both recorded separately in our consolidated statement of operations in 2004. Also during 2004, we recorded an expense of $589,000, which was included in interest expense, in connection with the write-off of certain deferred financing costs, early termination fees and other charges related to the termination of our revolving credit agreement with a prior lender (see "Restructuring Charges" below).

Critical Accounting Policies and Estimates

Management believes that the accounting policies discussed below are important to an understanding of the Company's financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, management cautions that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. While they involve judgment, management believes the other accounting policies discussed in Note B to the consolidated financial statements are also important in understanding the statements.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. The Company records revenues net of sales allowances, including cash discounts, in-store customer allowances, cooperative advertising, and customer returns, which are all accounted for in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," and Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products". Sales allowances are estimated using a number of factors including historical experience, current trends in the retail industry and individual customer and product experience. The Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Allowance for Doubtful Accounts

The Company determines allowances for doubtful accounts using a number of factors including historical collection experience, general economic conditions and the amount of time an account receivable is past its payment due date. In certain circumstances where it is believed a customer is unable to meet its financial obligations, a specific allowance for doubtful accounts is recorded to reduce the account receivable to the amount believed to be collectable.

Environmental Costs

In accordance with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note I to the consolidated financial statements for additional discussion).

Inventory and Reserves

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. We believe that our inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Income Taxes

The Company determines the valuation allowance for deferred tax assets based upon projections of taxable income or loss for future tax years in which the temporary differences that created the deferred tax asset are anticipated to reverse, and the likelihood that the Company's deferred tax assets will be recovered.

2005 vs. 2004

Net sales

Net sales for the year ended December 31, 2005 increased by $4,627,000 or 5.0% compared to 2004. The increase was mainly due to increases in net sales for both our men's jewelry and belt merchandise collections offset in part by decreased net sales of personal leather goods items. During 2005, our jewelry net sales increased 38.2% compared to 2004, as we were able to capitalize on menswear fashion trends that continued to emphasize a more dressy look, including French cuff shirts and related accessories. Jewelry net sales increased in virtually every brand and distribution channel, and we launched several new merchandise programs during the year. Net sales of our belt merchandise rose 7.3% in 2005, primarily due to a number of new branded and private label merchandise programs for certain department and specialty store retailers that were launched during the fall selling season, as well as decreased customer returns. The increase in belt net sales during 2005 was also due in part to higher net sales of our "Kenneth Cole" branded belt merchandise and increased net sales of both new and existing private label merchandise collections to certain major customers.

Personal leather goods net sales decreased 11.7% in 2005 compared to 2004. The decrease was primarily due to the loss of a certain merchandise program for one of our chain store customers. Exclusive of this loss, net sales for our personal leather goods lines would have declined 1.5%. Increased shipments for our "Guess?", "Geoffrey Beene", and "Pierre Cardin" merchandise collections were generally offset by reductions in certain other branded and private label programs sold mainly to department store customers.

Net sales to international customers increased 13.1% during 2005 due mainly to higher shipments of belt and personal leather goods merchandise. Export net sales accounted for approximately 8% of our total net sales during 2005 compared to approximately 7% in 2004.

Net sales in both 2005 and 2004 were favorably affected by the annual returns adjustment made during each year's second quarter. Each month, we reduce net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $814,000 and $1,703,000 for the twelve month periods ended December 31, 2005 and 2004, respectively. Our actual returns experience during both the spring 2005 and spring 2004 seasons was better than anticipated compared to the reserves established at December 31, 2004 and December 31, 2003, respectively, principally due to lower than expected customer returns for men's leather goods and belts. The reserve at December 31, 2004 assumed additional returns would be received during the spring 2005 season in connection with the launch of a new personal leather goods program. While actual returns for this merchandise category did increase 58% during the spring 2005 season compared to the prior year, returns were less than originally anticipated due to heavier in-store promotional expenditures that accelerated retail sales of the existing merchandise. We established our reserve for returns at December 31, 2004 based on our estimates of merchandise to be received during the spring 2005 season which was generally shipped to retailers for the 2004 fall and holiday selling seasons.

Gross profit

Gross profit for the year ended December 31, 2005 increased by $2,146,000 or 7.0% to $32,866,000 compared to the prior year's gross profit of $30,720,000. Gross profit expressed as a percentage of net sales in 2005 was 33.6% compared to 32.9% in 2004.

The increase in gross profit both in dollars and as a percentage of net sales during 2005 was due to an increase in relatively high-margin jewelry net sales, offset in part by lower net sales and initial markups for our personal leather goods lines, higher inventory-related costs for belts, and increased merchandise display expenditures. In 2005, jewelry net sales accounted for approximately 17% of total company net sales compared to approximately 13% in 2004. Provisions for in-store markdown and cooperative advertising expenditures, which are included in our net sales, generally increased during 2005 reflecting variable costs associated with certain new business opportunities. However, these costs were partially offset by a reduction in the provision for customer returns (see above "Net Sales" discussion).

The reduction in initial markup for personal leather goods was mainly due to an adverse sales mix that led to an increase in net sales for certain lower-margin merchandise assortments and a decrease in others. Inventory-related costs for belts increased during 2005 mainly due to year-end markdowns taken on discontinued and excess inventory. We routinely assess our on-hand inventory position and record valuation adjustments as appropriate.

Royalty charges associated with the Company's license agreements increased 6.1% in 2005 but were unchanged expressed as a percentage of net sales. The increase in dollars was due to higher net sales of merchandise sold under licensed tradenames and in certain circumstances, increases in our contractual minimum royalty obligations.

Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $569,000 and $911,000 for the years ended December 31, 2005 and 2004, respectively.

Selling, Administrative, and Other Income and Expense

Selling and administrative expenses for the year ended December 31, 2005 decreased $220,000, or less than 1%, compared to the prior year. Selling and administrative expense expressed as a percentage of net sales declined to 28.6% from 30.3% in 2004. The decrease in our selling and administrative expenses was due to lower professional fees, reduced administrative compensation and fringe benefit costs, and lower telecommunications and software licensing and maintenance expenses, all offset in part by higher product development and merchandising costs and increased warehouse, shipping, and other variable expenses associated with the increase in net sales. The decrease in professional fees during 2005 reflects unusually high costs that were incurred during 2004 in connection with the negotiation and closing of a new revolving credit agreement and other financing-related activities.

Selling expenses increased by $1,081,000, or 5.4%, while administrative expenses decreased by $1,301,000, or 15.8%, both as compared to the prior year. Expressed as a percentage of net sales, selling expenses totaled 21.6% and 21.5% for fiscal 2005 and 2004, respectively, and administrative expenses totaled 7.1% and 8.8% for fiscal 2005 and 2004, respectively. The increase in selling expense as a percentage of net sales was principally due to the increase in product development and variable sales costs, offset in part by the effect of higher net sales. The decrease in administrative expense as a percentage of net sales was due mainly to higher net sales.

Our license agreements also generally include minimum advertising and promotional spending requirements. Advertising and promotional costs charged to selling expense in support of our men's accessories business, exclusive of cooperative advertising and display expenditures (which are included in net sales and cost of sales, respectively), totaled 2.1% of net sales for the year ended December 31, 2005 compared to 2.6% in 2004.

Gain/Loss on Lease Termination, Restructuring Expenses and Other

During the first quarter of 2005, we paid the landlord of our former Norwalk, Connecticut belt manufacturing facility $925,000 to settle all of our remaining obligations under the lease termination agreement signed in 2004 (see below). As a result of this prepayment, we recorded a gain of $75,000 during the first quarter to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid. The gain is stated separately in our consolidated statement of operations.

During the first quarter of 2004, we entered into an agreement with the landlord of our former Norwalk facility under which the lease for that facility was terminated effective April 1, 2004. We paid $250,000 to the landlord upon the signing of the termination agreement and an additional $250,000 on April 30, 2004. The agreement also provided for payments to the landlord of an additional $1,000,000, in installments, during the period from January 2005 through March 2006. Our estimated aggregate remaining liabilities under the lease, had it not been terminated, would have been approximately $2,586,000. During 2004, we recorded a net gain of $1,090,000 consisting of a $3,348,000 gain associated with the recognition of the remaining balance of a deferred gain on real estate offset in part by $2,084,000 in costs related to the lease termination (including $1,500,000 in lease termination costs, $455,000 in asset impairment charges, and $129,000 for other plant closing expenses), and $174,000 in severance and related expenses recorded in connection with employee terminations. The net gain was stated separately in the Company's consolidated statement of operations. As noted above, we settled all of the remaining obligations under the termination agreement during the first quarter of 2005.

During the fourth quarter of 2004, we also recorded a non-cash impairment charge of $362,000 in connection with certain fixed assets associated with our former jewelry manufacturing facility and administrative offices located in Attleboro, Massachusetts. We ceased our jewelry manufacturing operations in 2000 but until the fourth quarter of 2004, the Attleboro building continued to house our main administrative offices. We consolidated our remaining administrative staff into our Taunton, Massachusetts location and are currently assessing alternative uses or the disposition of the Attleboro property. The impairment charge was stated separately in our consolidated statement of operations for the year ended December 31, 2004.

Interest Expense

Net interest expense for the year ended December 31, 2005 decreased $360,000 or 22.2% compared to 2004. The decrease was due to the expense of $589,000 recorded in 2004 associated with the write-off of deferred financing costs, early termination fees and other charges related to the termination of a previous financing agreement. Exclusive of this charge, net interest expense would have increased $229,000 or 22.2% compared to 2004. The increase is due to higher average outstanding revolving credit balances during 2005 compared to 2004, as well as an increase of approximately 121 basis points in our average borrowing rate (see "Liquidity and Capital Resources"). The increase in average borrowings during 2005 was due to higher inventories required to support increased sales, particularly during the fall selling season.

2004 vs. 2003

Net sales

Net sales for the year ended December 31, 2004 decreased by $1,558,000 or 1.6% compared to 2003. Net sales of the Company's men's jewelry merchandise increased 11.5% while net sales of personal leather goods and belts decreased 3.7% and 2.5%, respectively, all as compared to the prior year. The increase in jewelry net sales is due to higher shipments of certain private-label merchandise and increased sales of branded programs to department and chain stores. Jewelry net sales have also increased due to improved trends generally at retail for this classification resulting in an increased emphasis by retailers on "giftable" merchandise. The decrease in personal leather goods net sales was primarily due to a reduction in shipments of certain branded goods sold mainly to department store customers, offset in part by a significant increase in shipments of the Company's "Guess?" merchandise. The decrease in men's belt net sales in 2004 was primarily due to lower sales of the Company's "Geoffrey Beene" and "Pierre Cardin" merchandise offset in part by higher sales associated with the Company's "Axcess by Claiborne" and "Kenneth Cole" goods. During 2004, one of the Company's larger customers for "Pierre Cardin" merchandise began placing more emphasis on alternative private-label brands. During 2004, the Company also decreased its exposure to certain lower-margin private-label businesses in favor of faster-growing, more profitable lines, including its export business. The Company's international business overall increased 84% during 2004 mainly due to higher shipments of "Guess?" branded personal leather goods merchandise to existing customers and generally higher shipments of all product categories, especially belts, to certain new export accounts. Net sales to international customers accounted for approximately 7% of the Company's total net sales during 2004 compared to less than 4% in 2003.

The decrease in belt and small leather goods shipments during 2004 was offset in part by a reduction in sales dilution associated with reduced customer returns. The Company's provision for customer returns decreased 38% in 2004 mainly due to a more stable product line and an increased emphasis on promotional expenditures to promote retail sales. Cooperative advertising and markdown expenditures increased approximately 9% during the year. The Company regularly participates in promotional events designed to stimulate sales of its merchandise or expand its market share within certain retail channels.

Net sales in 2004 and 2003 were also favorably affected by the annual returns adjustment made in the second quarter. The Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $1,703,000 and $2,069,000 for the twelve month periods ended December 31, 2004 and 2003, respectively. The Company's actual return experience during both the spring 2004 and spring 2003 seasons was better than anticipated compared to the reserves established at December 31, 2003 and December 31, 2002, respectively, principally due to lower than expected returns for men's personal leather goods and belts. Returns generally declined during 2004 compared to the prior year as the Company maintained a more stable merchandise assortment and increased its emphasis on in-store promotions to promote the sale of slower-moving goods. The Company established its reserve for returns as of December 31, 2003 based on its estimate of merchandise to be received during the spring 2004 season which was generally shipped to retailers for the 2003 fall and holiday selling seasons. Although the Company anticipated a reduction in returns in establishing its reserve at December 31, 2003, actual experience was more favorable than planned.

Gross profit

Gross profit for the year ended December 31, 2004 increased by $4,358,000 or 16.5% to $30,720,000 compared to the prior year's gross profit of $26,362,000. Gross profit expressed as a percentage of net sales for 2004 was 32.9% compared to 27.8% for 2003.

The increase in gross profit both in dollars and as a percentage of net sales during 2004 was primarily due to higher margins for men's belts resulting from the closure of the Company's Norwalk, Connecticut manufacturing facility in 2003 and subsequent re-sourcing of all merchandise requirements to third-party vendors. The Company was able to significantly decrease its merchandise cost for men's belts in 2004 through the elimination of certain manufacturing inefficiencies and other fixed overhead expenses associated with the operation of its Norwalk plant. During 2003, the Company recorded substantial labor and overhead manufacturing variances at Norwalk in an attempt to adjust production levels with anticipated demand. The Company began significantly decreasing its production levels at Norwalk during the third quarter of 2003 and ceased manufacturing operations during the fourth quarter.

The improvement in 2004's gross profit was also due to lower inventory control costs, primarily belt raw material obsolescence, and a more favorable sales mix, principally an increase in net sales of men's jewelry which commands a higher gross margin than the Company's other products, compared to the prior year. Gross profit for the year ended December 31, 2003 included a charge of $1,360,000 recorded during the fourth quarter in connection with the write-off of the Company's remaining belt raw material inventory. Net sales of the Company's men's jewelry merchandise increased 11.5% in 2004 compared to the prior year and accounted for approximately 13.0% of consolidated net sales compared to 11.5% in 2003. The Company's initial markup in 2004 on its men's personal leather goods merchandise also increased during the year mainly due to a reduction in net sales to lower-margin customers which was offset in part by an increase in export net sales.

Provisions for customer returns, in-store markdown and cooperative advertising allowances, and other sales dilution decreased to 10.2% of gross shipments in 2004 from 11.3% last year. The reduction was mainly due to lower customer returns offset in part by an increase in the provision for in-store markdowns and cooperative advertising allowances. Royalty charges associated with the Company's license agreements increased 6.8% in 2004 due to an increase in net sales of certain branded merchandise and in some cases, increases in contractual minimum royalty obligations.

Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $911,000 and $913,000 for the years ended December 31, 2004 and 2003 respectively.

Selling, Administrative, and Other Income and Expense

Selling and administrative expenses for the year ended December 31, 2004 increased $716,000 or 2.6% compared to the prior year. Selling and administrative expense expressed as a percentage of net sales increased to 30.3% from 29.0% in 2003. Selling expenses increased by $544,000 or 2.8% while administrative expenses increased by $172,000 or 2.1%, both as compared to the prior year. Expressed as a percentage of net sales, selling expenses totaled 21.5% and 20.5% for 2004 and 2003, respectively, and administrative expenses totaled 8.8% and 8.5% for 2004 and 2003, respectively.

The increase in selling expenses was primarily due to higher advertising and promotional expenditures and increased product development costs including purchased samples and other supplies, trade shows, and international travel. These increases were offset in part by lower compensation and related expenses, occupancy costs, and freight expense. The Company routinely makes advertising and promotional expenditures to enhance its business and to support the advertising and promotion activity of its licensors. The license agreements to which the Company is a party also generally include minimum advertising and promotional spending requirements. Advertising and promotional expenses in support of the Company's men's accessories business, exclusive of cooperative advertising and display expenditures, totaled 2.6% of net sales for the year ended December 31, 2004 compared to 2.1% in 2003.

The increase in administrative expenses in 2004 was mainly due to higher professional fees and bad debt expense offset in part by a reduction in administrative compensation and related expense and occupancy costs. The increase in professional fees was primarily due to activities associated with the Company's revolving credit refinancing during the first half of 2004.

Gain/Loss on Lease Termination, Restructuring Expenses and Other

During the first quarter of 2004, the Company and the landlord of its former Norwalk, Connecticut belt manufacturing facility entered into an agreement under which the lease for that facility was terminated effective April 1, 2004. The Company paid $250,000 to the landlord upon the signing of the termination agreement and $250,000 on April 30, 2004. The agreement also provided for payments to the landlord of an additional $1,000,000, in installments, during the period from January 2005 through March 2006. The Company estimates its aggregate remaining liabilities under the lease, had it not been terminated, would have been approximately $2,586,000. During the first quarter, the Company recorded a net gain of $1,090,000 consisting of a $3,348,000 gain associated with the recognition of the remaining balance of a deferred gain on real estate offset in part by $2,084,000 in costs related to the lease termination (including $1,500,000 in lease termination costs, $455,000 in asset impairment charges, and $129,000 for other plant closing expenses), and $174,000 in severance and related expenses recorded in connection with employee terminations. The net gain was stated separately in the Company's consolidated statement of operations. On January 3, 2005, the Company paid the landlord $925,000 to settle all of its remaining obligations under the termination agreement. The Company recorded a gain of $75,000 during the first quarter of 2005 to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid.

During the quarter ended December 31, 2004, the Company recorded a non-cash impairment charge of $362,000 in connection with certain fixed assets associated with its former jewelry manufacturing facility and administrative offices in Attleboro, Massachusetts. Although the Company ceased jewelry manufacturing operations in 2000, the Attleboro building continued to house the Company's main administrative offices. In December 2004, the Company consolidated its administrative staff into its Taunton, Massachusetts distribution center and is currently assessing alternative uses or the disposition of its Attleboro property.

During the fourth quarter of 2003, the Company ceased manufacturing operations at its belt and suspender manufacturing facility in Norwalk, Connecticut and began sourcing the balance of its belt and suspender merchandise requirements from third-party vendors. As part of this transition, beginning early in the third quarter the Company gradually began to reduce production levels at Norwalk and subsequently reorganized its sourcing and production organizations to better reflect the Company's new supply chain model. In connection with the plant closure, the Company recorded and included in cost of goods sold during the fourth quarter $1,360,000 in charges associated with obsolete raw materials and supplies. In addition, the Company also recorded during the fourth quarter a $280,000 restructuring charge associated with severances and other expenses incurred in connection with the plant closure. The restructuring charge is stated separately in the accompanying Consolidated Statements of Operations for the year ending December 31, 2003. At December 31, 2003, $181,000 had been paid representing all of the severance liability payable to the affected employees. An additional $99,000 was recorded as a reduction in the cost basis of the machinery and equipment formerly used in the Company's belt and suspender manufacturing operations, to reflect their estimated fair market values.

Interest Expense

Net interest expense for the year ended December 31, 2004 increased $459,000 or 40% compared to 2003. The increase was primarily due to an expense of $589,000 recorded during the quarter ended June 30, 2004 in connection with the write-off of deferred financing costs, early termination fees and other charges related to the termination of the Company's previous loan and security agreement. Exclusive of this charge, net interest expense declined $130,000 or 11.2% compared to 2003. This decrease was due mainly to a reduction in average outstanding revolving credit balances during 2004 compared to 2003 offset in part by an increase of approximately 89 basis points in the Company's average borrowing costs compared to the prior year (see "Liquidity and Capital Resources").

Provision for Income Taxes

We recorded a current income tax provision of $30,000 in fiscal 2005 and recorded no income tax provision or benefit during 2004. In fiscal year 2000, we began recording a valuation reserve against all of our deferred tax assets. During both 2005 and 2004, we utilized various deferred tax assets which had been fully reserved to offset the majority of our tax provision. During 2003, we recorded a valuation reserve against the deferred tax assets generated from our losses. The amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income or loss for future years are revised based on our actual results.

Promotional Expenditures

We routinely make advertising and promotional expenditures to enhance our business and support the advertising and promotion activity of our licensors. Promotional expenditures included in selling and administrative expenses decreased by $348,000 in 2005 compared to 2004 and increased by $385,000 in 2004 compared to 2003. We also make expenditures in support of cooperative advertising arrangements with certain of our retail customers. These expenses, which are included in net sales, increased $512,000 and decreased $398,000 in 2005 and 2004, respectively, both as compared to the corresponding prior year amounts. Expenditures for merchandise displays and fixturing, which we include in cost of sales, increased $473,000 in 2005 and decreased $77,000 in 2004 compared to the prior year amounts.

Liquidity and Capital Resources

Cash provided by operations in 2005 was $2,805,000 compared to $4,107,000 in 2004. Cash was provided in 2005 principally by net income, depreciation and amortization, and increases in accounts payable, accrued and other liabilities. Cash provided during 2005 was offset in part by an increase in inventories and other current assets and decreases in income taxes payable and certain long term obligations and deferred credits. The increase in inventory in 2005 was due to additional purchases we made during the fall season to support higher sales levels, particularly for our jewelry and belt merchandise lines. During 2004, inventory balances generally declined due to our efforts to reduce excess inventories and better match our overall inventory investment with projected sales and other working capital requirements anticipated during that time period. The increase in accounts payable and other current liabilities during 2005 was mainly due to increased inventory purchases, particularly during the fall season, in response to higher sales.

Cash provided by investing activities was $61,000 in 2005 compared to cash used of $266,000 during 2004. Cash was provided in 2005 by the proceeds of life insurance policies used to fund certain employee benefits for retired executives, offset in part by cash used for capital expenditures and premiums on life insurance policies. During 2004, cash used for capital expenditures and premiums on life insurance policies was offset partially by the proceeds received from the sale of certain manufacturing equipment.

Cash used in financing activities was $3,094,000 in 2005 compared to $3,835,000 in 2004. In both years, cash was used primarily for net repayments of borrowings under our revolving credit agreements. During 2004, cash was also used for closing and other costs associated with a new financing agreement, offset in part by an increase in notes payable due to affiliates.

Working capital financing is provided primarily by cash flows from operating activities and a $25,000,000 Loan and Security Agreement signed on June 30, 2004 (the "2004 Loan Agreement") with Wells Fargo Foothill, Inc ("WFF"). The 2004 Loan Agreement, which replaced a previous loan and security agreement with a prior lender, is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly earnings before interest, taxes, depreciation, and amortization requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus 1.25% or at WFF's LIBOR rate plus 3.75%. We also are required to pay a monthly unused line fee of .5% of the maximum revolving credit amount less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. As of December 31, 2005, we were in compliance with all covenants contained within the 2004 Loan Agreement.

On April 1, 2004, Marshall Tulin, our former Chairman and a director of the Company, loaned $350,000 to the Company pursuant to the terms of a subordinated promissory note, as amended and restated as of June 30, 2004 (the "Note") issued by the Company to Mr. Tulin. The Note is expressly subordinate in right of payment to the Company's senior debt, has an original maturity of two years and bears interest at an annual rate of 7.0%, payable quarterly. Under certain circumstances, as more fully set forth in the Note, the original maturity date of the Note will be extended to the earlier of December 31, 2009 or the date the 2004 Loan Agreement shall have been terminated and all obligations of the Company under the 2004 Loan Agreement shall have been paid in full in cash.

On November 12, 2005, Mr. Tulin died. John Tulin, President and a director of the Company, and James Tulin, Senior Vice President and a director of the Company, both sons of Marshall Tulin, are co-executors of Mr. Tulin's estate (the "Estate"). The Estate has the option at any time to convert the principal amount of the Note into shares of our common stock pursuant to a formula based on the greater of the aggregate market value of the Company or its going concern value as determined by an investment banking firm or nationally recognized accounting firm, on the conversion date. The number of shares of our common stock that may be issued under the Note may not exceed 20% of the then issued and outstanding shares of our common stock on the conversion date. At our option and subject to certain provisions of the Note, we may prepay the Note at any time without premium or penalty.

During the normal course of business, we are theoretically exposed to interest rate change market risk with respect to borrowings under our 2004 Loan Agreement. The seasonal nature of our business typically requires that we build inventories during the course of the year in anticipation of heavy shipments to retailers during the upcoming holiday season. Accordingly, our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our 2004 Loan Agreement is presently the prime rate plus a margin of 1.25% or LIBOR plus a margin of 3.75%) may, especially during peak borrowing periods, have a negative impact on short-term results. We are also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of the Company's products.

In the ordinary course of business, we are contingently liable for performance under letters of credit of approximately $223,000 at December 31, 2005. We are required to pay a fee quarterly equal to 2.0% per annum on outstanding letters of credit.

The following chart summarizes our contractual obligations as of December 31, 2005 (in thousands):

	Payments due by period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating leases	$ 10,177	$ 2,249	$ 4,234	$ 3,538	$ 156
Minimum royalty and advertising payments required under License Agreements	23,680	7,877	15,053	750	-
Postretirement benefits	4,689	449	939	965	2,336
Deferred compensation	614	265	244	105	-
Total	**$ 39,160**	**$ 10,840**	**$ 20,470**	**$ 5,358**	**$ 2,492**

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executives' employment and, under certain circumstances, for a period of time following their termination.

Capital Expenditures

We expect that cash from operations and availability under our 2004 Loan Agreement will be sufficient to fund our ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies.

Forward Looking Statements

Certain of the preceding paragraphs contain "forward looking statements" which are based upon current expectations and involve certain risks and uncertainties. Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, readers should note that these statements may be impacted by, and the Company's actual performance may vary as a result of, a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements, including, but not limited to, general economic and business conditions, competition in the accessories markets; potential changes in customer spending; acceptance of our product offerings and designs; the level of inventories maintained by our customers; the variability of consumer spending resulting from changes in domestic economic activity; a highly promotional retail environment; any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements; and the impact of the hostilities in the Middle East and the possibility of hostilities in other geographic areas as well as other geopolitical concerns. Accordingly, actual results may differ materially from such forward-looking statements. You are urged to consider all such factors. In light of the uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. We assume no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004, "SFAS No. 123R"), *Share-Based Payment.* SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB Opinion No. 25, Accounting For Stock Issued To Employees. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of operations. Under the original guidance of SFAS No. 123R, we were to adopt the statement's provisions for the interim period beginning after June 15, 2005. However, in April 2005, as a result of an action by the Securities and Exchange Commission, companies were allowed to adopt the provisions of SFAS No. 123R at the beginning of their fiscal year that begins after June 15, 2005. Consequently, we will adopt SFAS No. 123R effective January 1, 2006.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. We are evaluating the requirements of SFAS 123R and SAB 107 and expect that the adoption of SFAS 123R will not have a material impact on our consolidated financial statements since all of our outstanding stock options are currently vested. However, depending upon future share-based payment activity, SFAS 123R could have a material impact on future financial statements.

In May 2005, FASB issued SFAS No. 154, *Accounting Changes and Error Corrections: a Replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3* ("SFAS 154"). SFAS 154 requires that a voluntary change in accounting principles be retrospectively applied to prior periods unless it is impracticable to do so. Retrospective application would require the application of a different accounting principle to previously issued financial statements as if that principle had always been used. The requirements of SFAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. We did not change nor are we considering a change in accounting principles in fiscal 2006 and accordingly, we do not expect that the adoption of SFAS 154 will have a significant impact on our financial condition, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs* ("SFAS 151"), an amendment of Accounting Research Bulletin No. 43 ("ARB 43"), Chapter 4, *Inventory Pricing.* SFAS 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. This pronouncement is effective for fiscal periods beginning after June 15, 2005. We do not believe that the adoption of SFAS 151 will have a material impact on our financial condition, results of operations, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

We sell products primarily to major retailers within the United States. Our three largest customers combined accounted for approximately 38%, 37% and 30%, respectively, of consolidated trade receivables (gross of allowances) at December 31, 2005, 2004, and 2003, respectively.

During fiscal 2005, Federated acquired the May Department Store Company ("May"). Combined net sales during fiscal 2005 to Federated and May were approximately 23% of our consolidated net sales and these entities accounted for approximately 27% of our consolidated trade receivables at December 31, 2005. We believe that our relationship with both of these customers is excellent. However, the acquisition may result in a greater potential exposure to credit risk, which may adversely affect our business. We will continue to follow this situation and assess the effect, if any, that it may have on us.

In the normal course of our business, we are theoretically exposed to interest rate change market risk with respect to borrowings under our revolving credit line. The seasonal nature of our business typically requires us to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. Our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our revolving credit facility is presently the prime rate plus 1.25% or LIBOR plus 3.75%) may, especially during peak borrowing periods, have a negative impact on short-term results. We also are theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products. We purchase substantially all of our men's personal leather items and belts from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Swank, Inc.
Taunton, Massachusetts

We have audited the accompanying consolidated balance sheets of Swank, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swank, Inc. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman LLP

BDO Seidman, LLP
Boston, Massachusetts
February 17, 2006

Swank, Inc.

Consolidated Balance Sheets as of December 31

(Dollars in thousands)

Assets	2005	2004
Current:		
Cash and cash equivalents	$ 505	$ 733
Accounts receivable, less allowances of $5,241 and $5,595, respectively	11,262	11,344
Inventories, net:		
Raw materials	143	98
Work in process	1,466	1,057
Finished goods	13,266	12,949
Total inventories, net	14,875	14,104
Prepaid and other current assets	741	522
Total current assets	27,383	26,703
Property, plant and equipment, at cost:		
Land and buildings	29	29
Machinery, equipment and software	1,042	1,101
Leasehold improvements	418	343
Total property, plant and equipment at cost	1,489	1,473
Less accumulated depreciation	1,014	974
Total property, plant and equipment, net	475	499
Other assets	3,463	3,576
Total Assets	$ 31,321	$ 30,778

Liabilities	2005	2004
Current:		
Notes payable to banks	$ 8,264	$ 11,301
Current portion of long-term obligations	1,000	1,443
Accounts payable	4,346	3,579
Accrued employee compensation	639	727
Accrued royalties payable	872	880
Income taxes payable	305	440
Convertible note due to related party (Note M)	350	-
Other current liabilities	1,670	1,192
Total current liabilities	17,446	19,562
Convertible note due to related party (Note M)	-	350
Long-term obligations, net of current portion	5,817	6,319
Total long-term obligations, net of current portion	5,817	6,669
Total Liabilities	23,263	26,231
Commitments and contingencies (Note I)		
Stockholders' Equity		
Preferred stock, par value $1.00		
Authorized - 1,000,000 shares	-	-
Common stock, par value $.10		
Authorized -- 43,000,000 shares		
Issued - 5,908,712 and 5,633,712 shares, respectively	591	563
Capital in excess of par value	1,460	1,440
Retained earnings	6,450	2,836
Accumulated other comprehensive (loss)	(102)	(56)
Treasury stock at cost, 176,791 and 111,222 shares, respectively	(341)	(236)
Total Stockholders' Equity	8,058	4,547
Total Liabilities and Stockholders' Equity	$ 31,321	$ 30,778

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc.

Consolidated Statements of Operations

For Each of the Three Years Ended December 31

(In thousands, except share and per share data)	**2005**	2004	2003
Net sales	**$ 97,914**	$ 93,287	$ 94,845
Cost of goods sold -- operations	**65,048**	62,567	67,123
Cost of goods sold -- restructuring	**-**	-	1,360
Total cost of goods sold	**65,048**	62,567	68,483
Gross profit	**32,866**	30,720	26,362
Selling and administrative expenses	**28,036**	28,256	27,540
(Gain) loss on lease termination, restructuring expenses, and other	**(75)**	(728)	280
Income (loss) from operations	**4,905**	3,192	(1,458)
Interest expense, net	**1,261**	1,621	1,162
Income (loss) before provision for income taxes	**3,644**	1,571	(2,620)
Provision for income taxes	**30**	-	-
Net income (loss)	**$ 3,614**	$ 1,571	$ (2,620)
Share and per share information:			
Weighted average common shares outstanding -- basic	**5,620,160**	5,522,490	5,522,490
Basic net income (loss) per common share	**$ .64**	$ .28	$ (.47)
Weighted average common shares outstanding -- diluted	**6,160,492**	6,007,594	5,522,490
Diluted net income (loss) per share	**$ .59**	$ .26	$ (.47)

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc.

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

For Each of the Three Years Ended December 31, 2005, 2004 and 2003 (Dollars in thousands)	Common Stock, Par Value $.10 Shares	Common Stock, Par Value $.10 Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 2002	5,633,712	$ 563	$ 1,440	$ 3,885	$ (117)	111,222	$ (236)	$ 5,535	
Net (loss)				(2,620)				(2,620)	$ (2,620)
Other comprehensive income:									
Change in minimum pension liability					13			13	13
Unrealized gain on securities available for sale					12			12	12
Total comprehensive (loss)									$ (2,595)
Balance, December 31, 2003	5,633,712	563	1,440	1,265	(92)	111,222	(236)	2,940	
Net income				1,571				1,571	$ 1,571
Other comprehensive income:									
Change in minimum pension liability					30			30	30
Unrealized gain on securities available for sale					6			6	6
Total comprehensive income									$ 1,607
Balance, December 31, 2004	5,633,712	563	1,440	2,836	(56)	111,222	(236)	4,547	
Net income				**3,614**				**3,614**	**$ 3,614**
Exercise of stock options	**275,000**	**28**	**20**			**18,694**	**(30)**	**18**	
Partial repayment of loan to ESOP						**46,875**	**(75)**	**(75)**	
Other comprehensive income (loss):									
Change in minimum pension liability					**(44)**			**(44)**	**(44)**
Unrealized (loss) on securities available for sale					**(2)**			**(2)**	**(2)**
Total comprehensive income									**$ 3,568**
Balance, December 31, 2005	**5,908,712**	**$ 591**	**$ 1,460**	**$ 6,450**	**$ (102)**	**176,791**	**$ (341)**	**$ 8,058**	

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands)

For Each of the Three Years Ended December 31	**2005**	2004	2003
Cash flow from operating activities:			
Net income (loss)	**$ 3,614**	$ 1,571	$ (2,620)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:			
(Recoveries) provision for bad debt	**63**	(13)	(194)
Depreciation and amortization	**233**	351	711
Loss on sale of equipment and investments	**-**	-	116
Amortization of deferred gain on sale of building	**-**	(117)	(467)
(Gain) on lease termination	**(75)**	(1,544)	-
Loss on early termination of short-term debt	**-**	409	-
Loss on disposition/impairment of fixed assets	**-**	817	-
Decrease (increase) in cash surrender value of life insurance	**26**	67	(123)
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	**19**	1,432	(2,254)
(Increase) decrease in inventories	**(771)**	421	2,111
(Increase) decrease in prepaid and other assets	**(229)**	461	(82)
Decrease in recoverable income taxes	**-**	-	1,661
Increase (decrease) in accounts payable, accrued and other liabilities	**837**	90	(1,238)
(Decrease) increase in income taxes payable	**(135)**	14	(346)
(Decrease) increase in other long-term obligations and deferred credits	**(777)**	148	21
Net cash provided by (used in) operations	**2,805**	4,107	(2,704)
Cash flow from investing activities:			
Capital expenditures	**(120)**	(319)	(62)
Proceeds from sales of equipment	**-**	255	-
Proceeds from surrender of life insurance policies	**429**	-	-
Premiums on life insurance	**(248)**	(202)	(241)
Net cash provided by (used in) investing activities	**61**	(266)	(303)
Cash flow from financing activities:			
Borrowings under revolving credit agreements	**49,986**	51,560	52,869
Payments of revolving credit obligations	**(53,023)**	(55,315)	(49,784)
Principal payments on long-term debt	**-**	-	(2)
Costs to obtain new financing	**-**	(430)	-
Note due to affiliate	**-**	350	-
Treasury stock received	**(105)**	-	-
Proceeds from stock option exercises	**48**	-	-
Net cash (used in) provided by financing activities	**(3,094)**	(3,835)	3,083
Net (decrease) increase in cash and cash equivalents	**(228)**	6	76
Cash and cash equivalents at beginning of year	**733**	727	651
Cash and cash equivalents at end of year	**$ 505**	$ 733	$ 727
Cash paid during the year for:			
Interest	**$ 1,237**	$ 1,609	$ 1,076
Income taxes	**$ 102**	$ 131	$ 48

The accompanying notes are an integral part of the consolidated financial statements

Notes to Consolidated Financial Statements

A. The Company

The Company is currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. These products are sold both domestically and internationally, principally through department stores, and also through a wide variety of specialty stores and mass merchandisers. The Company also operates a number of factory outlet stores primarily to distribute excess and out of line merchandise.

B. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Swank, Inc. Amounts are in thousands except for share and per share data. During 2001, we ceased operations at our manufacturing joint-venture in Cartago, Costa Rica and liquidated its assets. This subsidiary is presently inactive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, which are all accounted for in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists" and Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products", are provided for at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, we consider all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Allowances for Accounts Receivable

Our allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts are reflected in selling and administrative expenses. We perform ongoing credit evaluations of our customers and maintain allowances for potential bad debt losses. We do not typically require collateral from our customers. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of our share of certain promotions by our retail customers. Allowances for accounts receivable are generally at their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions (recoveries) for bad debts in 2005, 2004 and 2003 were $63,000, $(13,000) and $(194,000), respectively.

Concentration of Credit Risk

We sell products primarily to major retailers within the United States. Our three largest customers combined accounted for approximately 38%, 37% and 30%, respectively, of consolidated trade receivables (gross of allowances) at December 31, 2005, 2004, and 2003, respectively.

In fiscal 2005, net sales to our three largest customers, Federated Department Stores, Inc. ("Federated"), Kohl's Department Stores and TJX Companies, Inc. ("TJX"), accounted for approximately 23%, 10%, and 10%, respectively, of our consolidated net sales. In fiscal 2004 and fiscal 2003, Federated accounted for approximately 23% and 25%, respectively, and TJX accounted for approximately 10% and 11%, respectively, of consolidated net sales. No other customer accounted for more than 10% of consolidated net sales during fiscal years 2005, 2004 or 2003. During 2005, Federated completed its acquisition of the May Department Stores Company and accordingly, these statistics reflect our sales to the combined company. Exports to foreign countries accounted for approximately 8% of consolidated net sales in fiscal 2005, 7% in fiscal 2004, and less then 4% in fiscal 2003.

In the normal course of our business, we are theoretically exposed to interest rate change market risk with respect to borrowings under our revolving credit line. The seasonal nature of our business typically requires us to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. Our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our revolving credit facility is presently the prime rate plus 1.25% or LIBOR plus 3.75%) may, especially during peak borrowing periods, have a negative impact on short-term results. We also are theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products. We purchase substantially all of our men's personal leather items and belts from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results.

We purchase substantially all of our small leather goods, principally wallets, from a single supplier in India. Unexpected disruption of this source of supply could have an adverse effect on our small leather goods business in the short-term depending upon our inventory position and on the seasonal shipping requirements at that time. However, we believe that alternative sources for small leather goods are available and could be utilized by us within several months. We also purchase substantially all of our finished belts and other accessories from a number of suppliers in the United States and abroad. We believe that alternative suppliers are readily available for substantially all such purchased items.

Inventories

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Property Plant and Equipment

Property, plant and equipment are stated at cost. We provide for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery, equipment and software. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

We review the carrying value of our long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* whenever events and circumstances indicate that the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If such assets are considered impaired, the impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. During the fourth quarter of 2003, we reduced the carrying value of certain machinery and equipment at our Norwalk, CT facility, to its estimated fair market value, and recognized an expense of $99,000, which was included in restructuring expenses for the year ending December 31, 2003.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximated fair value as of December 31, 2005 and 2004. Included on the balance sheet in prepaid and other current assets are securities available for sale, stated at fair market value, of approximately $13,000 and $15,000 at December 31, 2005 and 2004, respectively.

Advertising Costs

The Company charges advertising costs to expense as they are incurred. Total expenditures charged to advertising expense during 2005, 2004, and 2003 were $2,019,000, $2,367,000, and $1,982,000, respectively.

Environmental Costs

In accordance with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note I to the consolidated financial statements for additional discussion).

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. A valuation allowance is recorded to reflect the estimated realization of the deferred tax asset.

Stock-Based Compensation

We measure the cost of employee stock-based compensation associated with the stock option plans described in Note H using the "intrinsic value" method. Under this method, the incremental fair value of our common stock, if any, at the date of grant over the exercise price is charged to expense over the period that the employee provides the associated services. We disclose the information required by SFAS No. 123 "*Accounting for Stock Based Compensation*", which includes information with respect to stock-based compensation determined under the "fair value" method. The Company uses the Black-Scholes model to determine the fair value of options on the grant date for purposes of this disclosure.

We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant, and account for stock-based compensation for employees in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and follow the disclosure-only alternative under SFAS 123 (see Note H).

Had compensation expense for the Company's stock plans been determined consistent with SFAS 123, the pro forma net income (loss) per share would have been as follows:

	Year Ended December 31,		
(Dollars in thousands except per share amounts)	**2005**	2004	2003
Net income (loss) as reported	**$ 3,614**	$ 1,571	$ (2,620)
Add: Stock-based employee compensation included in reported net income (loss)	**-**	-	-
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	**(4)**	(1)	-
Pro forma net income (loss)	**$ 3,610**	$ 1,570	$ (2,620)
Basic net income (loss) per common share as reported and pro forma	**$ .64**	$ .28	$ (.47)
Diluted net income (loss) per common share as reported and pro forma	**$ .59**	$ .26	$ (.47)

For options granted in 2005, 2004 and 2003, the Company used the Black-Scholes model to calculate the estimated weighted average fair values, assuming no dividends, which were approximately $1.23, $.29, and $.14, respectively, using a risk-free rate of 6.5%, and an expected volatility of 99% in each year, and expected lives of 5 years in each of 2005, 2004 and 2003, respectively.

Net Income (Loss) per Share

Net income (loss) per common share or basic earnings per share amounts are adjusted to include, where appropriate, shares held by our employee stock ownership plan and deemed to be allocated to participants. Net income (loss) per share assuming full dilution includes the effects of options and convertible securities issued by the Company. For the year ended December 31, 2003, basic net loss per share is equal to fully diluted net loss per share as the effect of all options is anti-dilutive. For periods in which there is net income, diluted earnings per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is antidilutive. Potentially dilutive common shares consist of the incremental common shares that would be issuable upon the assumed exercise of stock options and the conversion of convertible securities. Approximately 540,000 and 485,000 common shares issuable upon the exercise of options and the assumed conversion of convertible securities were included in the calculation of diluted earnings per share for the fiscal years ended December 31, 2005 and 2004, respectively. Approximately 94,000 common shares issuable upon the exercise of options were excluded from the calculation of diluted earnings per share for the fiscal year ended December 31, 2003, as their effect would have been antidilutive. We had options for 363,334 shares of common stock outstanding at December 31, 2005 with exercise prices ranging from $.17 to $1.60.

Comprehensive Income (Loss)

Reporting comprehensive income (loss) requires that certain items recognized under generally accepted accounting standards as separate components of stockholders' equity be reported as comprehensive income (loss) in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income (loss) by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. Reportable other comprehensive income (loss) was $(46,000), $36,000 and $25,000 in 2005, 2004 and 2003, respectively. Income (loss) in these years resulted primarily from adjustments associated with unrecognized actuarial gains and losses relating to our defined benefit plan and from unrealized gains (losses) on securities available for sale.

Reclassifications

Certain prior year amounts have been reclassified to be consistent with the current year's presentation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004, "SFAS 123R"), *Share-Based Payment.* SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB Opinion No. 25, Accounting For Stock Issued To Employees. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of operations. Under the original guidance of SFAS 123R, we were to adopt the statement's provisions for the interim period beginning after June 15, 2005. However, in April 2005, as a result of an action by the Securities and Exchange Commission, companies were allowed to adopt the provisions of SFAS 123R at the beginning of their fiscal year that begins after June 15, 2005. Consequently, we will adopt SFAS 123R effective January 1, 2006.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. We are evaluating the requirements of SFAS 123R and SAB 107 and expect that the adoption of SFAS 123R will not have a material impact on our consolidated financial statements since all of our outstanding stock options are currently vested. However, depending upon future share-based payment activity, SFAS 123R could have a material impact on future financial statements.

In May 2005, FASB issued SFAS No. 154, *Accounting Changes and Error Corrections: a Replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3* ("SFAS 154"). SFAS 154 requires that a voluntary change in accounting principles be retrospectively applied to prior periods unless it is impracticable to do so. Retrospective application would require the application of a different accounting principle to previously issued financial statements as if that principle had always been used. The requirements of SFAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. We did not change nor are we considering a change in accounting principles in fiscal 2006 and accordingly, we do not expect that the adoption of SFAS 154 will have a significant impact on our financial condition, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs* ("SFAS 151"), an amendment of Accounting Research Bulletin No. 43 ("ARB 43"), Chapter 4, *Inventory Pricing*. SFAS 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. This pronouncement is effective for fiscal periods beginning after June 15, 2005. We do not believe that the adoption of SFAS 151 will have a material impact on our financial condition, results of operations, or cash flows.

C. Restructuring Charges

During the first quarter of 2005, we paid the landlord of our former Norwalk, Connecticut belt manufacturing facility \$925,000 to settle all of our remaining obligations under the lease termination agreement signed in 2004 (see below). As a result of this prepayment, we recorded a gain of \$75,000 during the first quarter to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid. The gain is stated separately in our consolidated statement of operations.

During the first quarter of 2004, we entered into an agreement with the landlord of our former Norwalk facility under which the lease for that facility was terminated effective April 1, 2004. We paid \$250,000 to the landlord upon the signing of the termination agreement and an additional \$250,000 on April 30, 2004. The agreement also provided for payments to the landlord of an additional \$1,000,000, in installments, during the period from January 2005 through March 2006. Our estimated aggregate remaining liabilities under the lease, had it not been terminated, would have been approximately \$2,586,000. During 2004, we recorded a net gain of \$1,090,000 consisting of a \$3,348,000 gain associated with the recognition of the remaining balance of a deferred gain on real estate offset in part by \$2,084,000 in costs related to the lease termination (including \$1,500,000 in lease termination costs, \$455,000 in asset impairment charges, and

$129,000 for other plant closing expenses), and $174,000 in severance and related expenses recorded in connection with employee terminations. The net gain was stated separately in our consolidated statement of operations (as noted above, we settled all of the remaining obligations under the termination agreement during the first quarter of 2005).

During the second quarter of 2004, we recorded an expense of $589,000 in connection with the write-off of deferred financing costs, early termination fees and other charges related to the termination of the prior loan and security agreement. These expenses were included in interest expense in our 2004 consolidated statement of operations.

During the fourth quarter of 2004, we also recorded a non-cash impairment charge of $362,000 in connection with certain fixed assets associated with our former jewelry manufacturing facility and administrative offices located in Attleboro, Massachusetts. We ceased our jewelry manufacturing operations in 2000 but until the fourth quarter of 2004, the Attleboro building continued to house our main administrative offices. We consolidated our remaining administrative staff into our Taunton, Massachusetts location and are currently assessing alternative uses or the disposition of the Attleboro property. The impairment charge was included as an expense in our consolidated statement of operations for the year ended December 31, 2004.

During the fourth quarter of 2003, we discontinued manufacturing operations at our Norwalk facility and began sourcing the balance of our belt and suspender merchandise requirements from third-party vendors. In connection with the plant closure, we recorded and included in cost of goods sold during the fourth quarter $1,360,000 in charges associated with obsolete raw materials and supplies. In addition, we also recorded during the fourth quarter a $280,000 restructuring charge associated with severances and other expenses incurred in connection with the plant closure. The restructuring charge is stated separately in the accompanying consolidated statements of operations for the year ending December 31, 2003. At December 31, 2003, $181,000 had been paid representing all of the severance liability payable to the affected employees and an additional $99,000 was recorded as a reduction in the cost basis of the machinery and equipment formerly used in our belt and suspender manufacturing operations, to reflect their estimated fair market values.

D. Short-Term Borrowings

(Dollars in thousands)	**2005**	2004
At December 31:		
Total lines	**$ 25,000**	$ 25,000
Weighted average interest rate	**8.50%**	6.50%
For the year:		
Monthly average borrowing outstanding	**14,241**	13,066
Maximum borrowing outstanding at any month end	**19,091**	18,124
Monthly interest rate (weighted average)	**8.38%**	7.17%
Balance outstanding at December 31	**8,264**	11,301

The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under our revolving credit facility for seasonal working capital needs.

The Company's revolving credit line is provided by Wells Fargo Foothill, Inc. ("WFF") under a $25,000,000 Loan and Security Agreement signed on June 30, 2004 (the "2004 Loan Agreement"). The 2004 Loan Agreement replaced a previous loan and security agreement with a prior lender that was terminated during 2004 (the "2003 Loan Agreement"). The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly EBITDA requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus 1.25% or at WFF's LIBOR rate plus 3.75% or 8.50% and 8.15%, respectively at December 31, 2005. We are required to pay a monthly unused line fee of .5% of the maximum revolving credit amount less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. During the quarter ended June 30, 2004, the Company recorded an expense of $589,000 in connection with the write-off of deferred financing costs, early termination fees and other charges related to the termination of the 2003 Loan Agreement (see Note C, "Restructuring Costs"). These expenses are included in interest expense in our consolidated statement of operations for 2004. As of December 31, 2005, the Company was in compliance with all financial covenants contained within the 2004 Loan Agreement.

E. Income Taxes

The components of income taxes are as follows:

(Dollars in thousands)

Provision for income taxes:	**2005**	2004	2003
Currently payable:			
Federal	**$ 30**	$ -	$ -
State	**-**	-	-
Deferred:			
Federal	**-**	-	-
State	**-**	-	-
	$ 30	$ -	$ -
Deferred tax provision (benefit):			
Deferred compensation	**$ 126**	$ 135	$ 126
Lease termination cost of note payable	**395**	(395)	-
Gain on sale of assets	**-**	1,405	240
Federal NOL carryforwards	**486**	(619)	(921)
State NOL carryforwards	**79**	547	(224)
AMT credit carryforwards	**(30)**	-	-
Other items	**132**	174	99
Valuation allowance	**(1,188)**	(1,247)	680
	$ -	$ -	$ -
A reconciliation of the Company's effective income tax rate is as follows:			
Statutory federal income tax rate	**34.0 %**	34.0 %	(34.0) %
State income taxes, net of federal tax benefit	**-**	5.1	(8.6)
Valuation allowance	**(38.8)**	(36.6)	37.8
Other items, net	**5.6**	(2.5)	4.8
Effective income tax rate	**.8 %**	- %	- %
Components of the net deferred tax asset:			
Deferred tax assets:			
Accounts receivable reserves	**$ 1,066**	$ 1,041	$ 1,335
Deferred compensation	**226**	352	487
Inventory capitalization	**447**	381	489
Postretirement benefits	**1,723**	1,531	1,355
Inventory reserves	**182**	362	315
Workman's compensation	**58**	137	184
Termination costs	**1**	1	1
Gain on sale of assets	**-**	-	1,405
Federal NOL carryforwards	**1,676**	2,162	1,543
State NOL carryforwards	**1,006**	1,085	1,632
AMT credit carryforwards	**767**	737	737
Environmental costs	**527**	546	566
Lease termination cost of note payable	**-**	395	-
Other	**278**	393	378
Gross deferred asset	**7,957**	9,123	10,427
Deferred tax liabilities:			
Depreciation	**(147)**	(125)	(182)
Valuation allowance	**(7,810)**	(8,998)	(10,245)
Net deferred tax asset	**$ -**	$ -	$ -

At December 31, 2005, we had federal and state net operating loss carryforwards of approximately $4,242,000 and $18,298,000 which expire through 2023 and 2010, respectively. The alternative minimum tax credit carryforward of approximately $767,000 at December 31, 2005, currently does not expire. These loss and credit carryforwards are available to reduce future federal and state taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. These losses may be subject to the Internal Revenue Service Code Section 382 limitation which imposes an annual limitation on the use of these losses if certain ownership changes occur.

We monitor the realization of our deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. Our income tax provision and our assessment of the realizability of our deferred tax assets involve significant judgments and estimates. Our valuation reserve is recorded based upon the uncertainty surrounding the realizability of deferred tax assets as they can only be realized via profitable operations. If we continue to generate taxable income through profitable operations in future years, we may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to our results of operations in the period in which the benefit is determined.

F. Long-Term Obligations

Long-term obligations at December 31, were as follows:

(Dollars in thousands)	**2005**	2004
Benefits under 1987 Deferred Compensation Plan and Postretirement benefits (See Note G)	**$ 4,976**	$ 4,777
Environmental liabilities (See Note I)	**1,335**	1,383
Supplemental death benefits	**38**	49
Obligation on property sublease	**468**	553
Note payable on lease termination (See Notes C and I)	**-**	1,000
Total long-term obligations, including current portion	**6,817**	7,762
Less current portion	**(1,000)**	(1,443)
Total long-term obligations	**$ 5,817**	$ 6,319

G. Employee Benefits

Effective January 1, 1994, we amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects management's continued desire to provide added incentives and to enable employees to acquire shares of our common stock. The cost of the Plan has been borne by the Company.

The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. Shares of Common Stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses associated with contributions to the Plan were $122,000, $218,000, and $17,000 in 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004, the Plan held a total of 2,987,822 and 3,172,930 shares, respectively, of the Company's outstanding common stock, including 39,337 shares at December 31, 2005 that have not been allocated to participants. The Plan held no unallocated shares at December 31, 2004. From time to time, we make loans to the Plan at an interest rate equal to the Prime lending rate plus 2 percentage points per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. Total outstanding obligations due from the Plan at December 31, 2005 were $120,000. There were no outstanding obligations due from the plan at December 31, 2004.

In October 1999, the Plan's 401(k) Savings and Stock Ownership Plan Committee authorized the repurchase by the Plan of up to 600,000 shares of the Company's common stock. Purchases will be made at the discretion of the Plan's trustees from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. Repurchases are intended to be financed by the Plan with its own funds and from any future cash contributions made by us to the Plan. Shares acquired will be used to provide benefits to employees under the terms of the Plan. Since the repurchase plan was authorized in October 1999, the Plan has repurchased 96,666 shares. There were no shares purchased during 2005 or 2004.

We provide postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. We recognize the cost of postretirement benefits over the period in which they are earned and amortize the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.

The following table sets forth a reconciliation of the beginning and ending balances of our postretirement benefits and defined benefits under our 1987 Deferred Compensation Plan described below:

(Dollars in thousands)

	Postretirement Benefits		**Defined Benefits**	
Change in Benefit Obligation	**2005**	2004	**2005**	2004
Benefit obligation at beginning of year:	**$ 6,043**	$ 6,477	**$ 892**	$ 1,234
Service cost	**17**	16	**-**	-
Interest cost	**335**	337	**29**	42
Participants' contributions	**-**	-	**-**	-
Amendments	**-**	-	**-**	-
Actuarial (gain) loss	**278**	(690)	**(5)**	-
Benefits paid	**(503)**	(97)	**(344)**	(384)
Benefit obligation at end of year	**$ 6,170**	$ 6,043	**$ 572**	$ 892
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ -**	$ -	**$ -**	$ -
Employer contributions	**503**	97	**344**	384
Participants' contributions	**-**	-	**-**	-
Benefits paid	**(503)**	(97)	**(344)**	(384)
Fair value of Plan assets at end of year	**$ -**	$ -	**$ -**	$ -
Funded status	**$ (6,170)**	$ (6,043)	**$ (572)**	$ (892)
Unrecognized actuarial loss	**1,457**	1,230	**44**	79
Unrecognized transition obligation	**808**	928	**-**	-
Accrued benefit cost (1)	**$ (3,905)**	$ (3,885)	**$ (528)**	$ (813)

(1) Amounts totaling $344,000 and $441,000 have been included in accrued employee compensation as of December 31, 2005 and 2004, respectively. The remaining balance has been included in long-term obligations as set forth in Note F.

The weighted-average discount rate used in determining the accumulated benefit obligations was 5.50%, 5.75%, and 5.75% at December 31, 2005, 2004, and 2003, respectively. For measurement purposes, a 5.5% annual rate of increase in the per capita cost of covered Medicare Part B health care benefits is assumed for 2005 and all years thereafter. A 10.0% annual rate of increase in the per capita cost of AARP Medicare Supplemental Coverage is assumed for 2005. This rate is assumed to decrease gradually to 5.0% in 2010 and remain at that level thereafter. As of the current valuation date, all participants in the Pre-65 Continuation of Medical Coverage program are age 65 or older, therefore, no valuation is presented.

The weighted-average discount rate used in determining the accumulated benefit obligations of the defined benefit plan was 4.5%, 4.0%, and 4.0% at December 31, 2005, 2004, and 2003, respectively. Net periodic pension costs for the fiscal years ended December 31, 2005, 2004 and 2003 were determined using discount rates of 4.0%, 4.0% and 4.5%, respectively.

Net periodic postretirement and defined benefit cost for 2005, 2004 and 2003 included the following components:

(Dollars in thousands)	Postretirement Benefits			Defined Benefits		
	2005	2004	2003	**2005**	2004	2003
Service cost	**$ 17**	$ 16	$ 14	**$ -**	$ -	$ -
Interest cost	**335**	337	354	**29**	42	62
Recognized actuarial (gain) loss	**51**	78	94	**30**	30	28
Amortization of transition obligation	**119**	119	119	**-**	-	-
Net periodic benefit costs included in selling and administrative expenses	**$ 522**	$ 550	$ 581	**$ 59**	$ 72	$ 90

We have multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life insurance benefits are fully insured through group life coverage and the remaining life benefits are self-insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age 60 with ten years of service. Proceeds from these contracts are expected to be adequate to fund our obligations. The cost of these contracts is included in the annual postretirement cost shown above.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $7,000 and the postretirement benefit obligation by $112,000 respectively, while a one-percentage point increase would increase the total of service and interest cost by $8,000 and the postretirement benefit obligation by $127,000, respectively.

In 1987, we adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. All compensation that was deferred under the 1987 Plan has been returned to participants. The 1987 Plan was amended at the end of 1998 to change the method of determining future interest credits on participants' accounts. Life insurance contracts intended to fund 1987 Plan benefits through future death proceeds had been purchased on the lives of the participants and on certain other employees. These contracts were surrendered in November 1998 with a corresponding reduction in gross cash surrender value and policy loans as set forth below. In 1999, we determined that it would be advantageous to place all remaining participants in the 1987 Plan who were not currently receiving benefits into payout status, effective January 1, 2000. Participants will receive benefit payments over ten years resulting in the elimination of the Company's liability under the 1987 Plan by the end of 2009.

We use loans against the policy cash values to pay part or all of the annual life insurance premiums, except for the variable life policies. The life insurance policies state that we have the legal right of offset. The aggregate gross cash surrender value of all policies was approximately $5,050,000 and $5,697,000 at December 31, 2005 and 2004, respectively, which is included in other assets, net of policy loans aggregating approximately $1,986,000 and $2,608,000 respectively. We presently have no intention of repaying any policy loans and expect that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $151,000, $100,000 and $143,000 in 2005, 2004 and 2003, respectively, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 6.6%, 4.0%, and 5.7% at December 31, 2005, 2004 and 2003, respectively.

H. Stock Options

In 1994, we established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 50,000 shares of common stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. We granted options for 3,334, 3,334 and 3,333 shares of common stock under this plan in 2005, 2004 and 2003, respectively. At December 31, 2005, all 50,000 shares of common stock under the directors' plan had been issued.

In April 1998, our stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits our Board of Directors to grant a maximum of 1,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. We granted options for 625,000 shares under the 1998 Plan in 2001. These shares vested immediately. No awards were granted by the Board in either 2005 or 2004. At December 31, 2005, a total of 375,000 shares of common stock remain available for future grants under the 1998 Plan.

The following table summarizes stock option activity for the years 2003 through 2005:

	Option Shares	**Weighted Average Exercise Price**
Outstanding at December 31, 2002	638,333	$ .22
Forfeited	-	-
Expired	(3,333)	3.84
Granted	3,333	.22
Outstanding at December 31, 2003	638,333	$ .20
Forfeited	-	-
Expired	(3,333)	3.66
Granted	3,334	.38
Outstanding at December 31, 2004	638,334	$ .18
Exercised	(275,000)	.17
Forfeited	-	-
Expired	(3,334)	2.44
Granted	3,334	1.60
Outstanding at December 31, 2005	**363,334**	**$ .19**

For options granted in 2005, 2004 and 2003, the Company used the Black-Scholes model to calculate the estimated weighted average fair values, assuming no dividends, which were approximately $1.23, $.29, and $.14, respectively, using a risk-free rate of 6.5%, and an expected volatility of 99% in each year, and expected lives of 5 years in each of 2005, 2004 and 2003, respectively.

Options outstanding as of December 31, 2005 were as follows:

Exercise Price	Shares Outstanding	Weighted Average Life (Years)	Weighted Average Price	Shares Exercisable	Weighted Average Price
$.17	350,000	.85	$ .17	350,000	$ .17
$.18 - $1.60	13,334	3.14	$ .59	13,334	$ .59
Total	**363,334**	**.93**	**$ .19**	**363,334**	**$ .19**

At December 31, 2005 and 2004, all outstanding stock options were exercisable and the weighted-average exercise prices were $.19 and $.18, respectively.

I. Commitments and Contingencies

We lease certain of our warehousing, sales and office facilities, automobiles and equipment under non-cancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expenses amounted to $2,241,000, $2,455,000 and $3,248,000 in 2005, 2004 and 2003 respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

(Dollars in thousands)	
2006	$ 2,249
2007	2,117
2008	2,117
2009	2,181
2010	1,357
Thereafter	156
Total minimum payments	**$ 10,177**

During 2001, we completed a sale and lease-back for the Norwalk manufacturing facility. The sale-leaseback transaction resulted in a deferred gain of approximately $4,700,000 that was recorded on the Company's consolidated balance sheet at closing and until April 2004, was being amortized over the lease term. In 2003, the Company recorded amortization income as an offset to the related rent expense included in cost of goods sold of $467,000.

As more fully described in Note C, “Restructuring Charges”, we terminated the lease on the Norwalk facility during the first quarter of 2004. We paid $250,000 to the landlord upon the signing of the termination agreement and an additional $250,000 on April 30, 2004. The termination agreement also provided for payments to the landlord of an additional $1,000,000, in installments, during the period from January 2005 through March 2006. We recorded a net gain on the termination of $1,090,000 consisting of a $3,348,000 gain associated with the recognition of the remaining balance of a deferred gain on real estate offset in part by $2,084,000 in costs related to the lease termination (including $1,500,000 in lease termination costs, $455,000 in asset impairment charges, and $129,000 for other plant closing expenses), and $174,000 in severance and related expenses recorded in connection with employee terminations. The net gain was stated separately in our consolidated statement of operations for the year ended December 31, 2004. During the first quarter of 2005, we paid the landlord $925,000 to settle all of our remaining obligations under the termination agreement and recorded a gain of $75,000 to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid.

We own the rights to various patents, trademarks, trade names and copyrights and have exclusive licenses in the United States and, in some instances, in certain other jurisdictions. Our “Kenneth Cole", “Tommy Hilfiger”, “Nautica”, "Geoffrey Beene", "Claiborne", "Guess?", “Ted Baker”, “City of London”, "Pierre Cardin", “Donald Trump” and “Field & Stream” licenses collectively may be considered material to our business. At December 31, 2005, we are obligated to pay minimum royalty and advertising under certain license agreements (including minimum royalty and advertising obligations on our “Nautica” and “Donald Trump” licenses which were both executed subsequent to December 31, 2005 and dated as of January 1, 2006) as follows: 2006 - $9,046,000; 2007 - $9,152,000; 2008 - $9,362,000; and 2009 - $844,000. Generally, the license agreements require us to provide various forms of advertising and promotional support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with license agreements which that firm introduced to us. Royalty payments due by us in connection with this agreement were approximately $106,000, $76,000 and $69,000 for the years ended December 31, 2005, 2004 and 2003, respectively. We regularly assess the status of our license agreements and anticipate renewing those contracts expiring in 2006, subject to the negotiation of terms and conditions satisfactory to us.

On June 7, 1990, the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated. The Company, along with six other PRP's, have voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study ("RI/FS") with respect to the alleged contamination at the site.

The remedial investigation of the site has been completed and the EPA has prepared its Record of Decision. The Massachusetts Superfund site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law. Once the EPA and the PRPs resolve an outstanding dispute regarding certain oversight costs, we expect to receive confirmation from the EPA that we have fulfilled our obligations under the Administrative Order. During fiscal 2005, we withdrew from further participation in the PRP group. It is unlikely that this matter will have a material adverse effect on the Company's operating results, financial condition or cash flows. Historically, the Company's share of the costs for the RI/FS was being allocated on an interim basis at 12.52%. Due to the withdrawal of two PRP's, however, the respective shares of these costs were reallocated among the remaining members of the group in 2004, increasing our allocation to 19.5% for any remaining costs. At December 31, 2005 and 2004 we had accrued approximately $966,000 and $1,009,000 respectively in connection with this site based on the assumption that the remaining issues relating to obligations incurred prior to our withdrawal from the PRP group, the availability of federal funding and the allocation of costs relating to the completion of the RI/FS, among others, may not be resolved for many years and that significant legal and technical fees and expenses may still be incurred prior to such resolution. We believe that we have adequate reserves for the potential costs associated with this site.

In September 1991, we signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island. The consent decree was entered on August 28, 1992 by the United States District Court for the District of Rhode Island. The most likely scenario for remediation of the ground water at this site is through natural attenuation, which will be monitored until 2017. Estimated cost of remediation by natural attenuation to 2017 is approximately $1,500,000. Based on current participation, our share of these costs is approximately $134,000 through 2017. At December 31, 2005 and 2004 we had accrued approximately $369,000 and $374,000 respectively, in connection with this site based on the results of tests conducted in 2000 and 1999 and the likelihood that the remaining issues associated with the remediation of the site may not be resolved for several more years. We believe that the costs related to the remediation of this site will not result in any material adverse effect on our operating results, financial condition or cash flows based on the results of periodic tests conducted at the site, and we believe we have adequately reserved for the potential costs associated with this site.

The estimated liability for costs associated with environmental sites is included in long-term obligations in the accompanying consolidated balance sheets (See Note F), exclusive of additional currently payable amounts of approximately $50,000 and $55,000 included in other current liabilities in 2005 and 2004, respectively. These amounts have not been discounted. We believe that the accompanying financial statements include adequate provision for environmental exposures.

In the ordinary course of business, we are contingently liable for performance under letters of credit of approximately $223,000 at December 31, 2005. We are required to pay a fee monthly presently equal to 2.0% per annum on the outstanding letter of credit.

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executives' employment and, under certain circumstances, for a period of time following their termination.

J. Promotional Expenses

Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance our business and, as described in Note I to the consolidated financial statements, certain license agreements require specified levels of spending. The Company charges advertising costs to expense as they are incurred. Total expenditures charged to advertising and promotion expense, exclusive of cooperative advertising and display expenditures, during 2005, 2004, and 2003 were $2,019,000, $2,367,000, and $1,982,000, respectively.

K. Disclosures About Segments of an Enterprise and Related Information

We follow SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, which establishes standards for the way that public business enterprises report information about operating segments. Operating segments are defined as components of a company for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and to assess financial performance. We are engaged in one business, the sale of men's accessories consisting of belts, wallets and other small leather goods, suspenders and jewelry. Our company and our customer relationships are organized around this one business segment. Our products are sold principally domestically through department stores and to a lesser extent, through specialty stores and mass merchandisers.

L. Quarterly Financial Data (unaudited)

We believe that the results of operations are more meaningful on a seasonal basis (approximately January-June and July-December) than on a quarterly basis. The timing of shipments can be affected by the availability of materials, retail sales and fashion trends. These factors may shift volume and related earnings between quarters within a season differently in one year than in another.

(Dollars in thousands)	First	Second	Third	Fourth
2005				
Net sales	**$ 19,243**	**$ 22,025**	**$ 25,934**	**$ 30,712**
Gross profit	**6,141**	**7,478**	**8,285**	**10,962**
Net income (loss)	**$ (871)**	**$ 89**	**$ 915**	**$ 3,481**
Net income (loss) per common share - basic	**$ (.16)**	**$ .02**	**$ .16**	**$ .61**
Net income (loss) per common share – diluted	**$ (.16)**	**$ .01**	**$ .15**	**$ .56**
2004				
Net sales	$ 18,902	$ 24,765	$ 22,028	$ 27,592
Gross profit	5,533	8,438	7,392	9,357
Net income (loss)	$ (800)	$ 529	$ 279	$ 1,563
Net income (loss) per common share - basic	$ (.14)	$ .10	$ .05	$ .28
Net income (loss) per common share - diluted	$ (.14)	$ .09	$ .05	$ .24

M. Convertible Note Due to Related Party

On April 1, 2004, Marshall Tulin, our former Chairman and a director of the Company, loaned $350,000 to the Company pursuant to the terms of a subordinated promissory note, as amended and restated as of June 30, 2004 (the "Note") issued by the Company to Mr. Tulin. The Note is expressly subordinate in right of payment to the Company's senior debt, has an original maturity of two years and bears interest at an annual rate of 7.0%, payable quarterly. Under certain circumstances, as more fully set forth in the Note, the original maturity date of the Note will be extended to the earlier of December 31, 2009 or the date the 2004 Loan Agreement shall have been terminated and all obligations of the Company under the 2004 Loan Agreement shall have been paid in full in cash.

On November 12, 2005, Mr. Tulin died. John Tulin, President and a director of the Company, and James Tulin, Senior Vice President and a director of the Company, both sons of Marshall Tulin, are co-executors of Mr. Tulin's estate (the "Estate"). The Estate has the option at any time to convert the principal amount of the Note into shares of our common stock pursuant to a formula based on the greater of the aggregate market value of the Company or its going concern value as determined by an investment banking firm or nationally recognized accounting firm, on the conversion date. The number of shares of our common stock that may be issued under the Note may not exceed 20% of the then issued and outstanding shares of our common stock on the conversion date. At our option and subject to certain provisions of the Note, we may prepay the Note at any time without premium or penalty.

Five members of Mr. Tulin's family are employed by us in various positions and are compensated for services rendered by them to us.

We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with license agreements which that firm introduced to us. Royalty payments due by us in connection with this agreement were approximately $106,000, $76,000 and $69,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

About the Company

Swank, Inc. is a leading distributor of men's belts, leather accessories, suspenders and jewelry. We are dedicated to maintaining style and quality leadership in the broad diversity of products we market.

Our customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. Our ten largest customers represented approximately 66% of consolidated net sales in both 2005 and 2004.

In order to appeal to a large economic cross-section of the buying public, most of our collections are offered in a wide variety of styles and price ranges.

We take great pride in the strength of our consumer franchise and the brand name recognition of our products, which include "Geoffrey Beene", "Pierre Cardin", "Claiborne", "Kenneth Cole", "Tommy Hilfiger", "Nautica", "Guess?", "Ted Baker", "Donald Trump", "Field & Stream", "City of London", and "Swank".

Approximately 44 sales people, regional managers, and associates are engaged in the sale of our products working out of sales offices located in New York, NY and Atlanta, GA. Our main administrative headquarters and distribution facility is located in Taunton, MA and we operate 7 factory outlet stores in 6 states. We employ approximately 260 people, all located in the United States.

Market for the Registrant's Common Equity and Related Stockholder Matters.

Our common stock, $.10 par value per share (the "Common Stock") is traded in the over-the-counter market under the symbol SNKI. The following table sets forth for each quarterly period during the last two fiscal years the high and low bid prices for the Common Stock, as reported by yahoo.com (which prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions).

	2005		2004	
Quarter	**High**	**Low**	High	Low
First	**$ 2.55**	**$ 1.25**	$ .25	$ .16
Second	**2.25**	**1.35**	.31	.19
Third	**1.70**	**1.13**	1.02	.25
Fourth	**1.60**	**1.10**	1.30	.65

Number of Record Holders at July 10, 2006 - 1,205

Our loan agreement prohibits the payment of cash dividends on our Common Stock (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). We have not paid any cash dividends on our Common Stock during the last two fiscal years and we have no current expectation that cash dividends will be paid in the foreseeable future.

Form 10-K

The Company's Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for this report should be forwarded to Mr. Jerold R. Kassner, Corporate Secretary, Swank, Inc., 656 Joseph Warner Boulevard, Taunton, Massachusetts 02780.

Board of Directors

John Tulin
President and Chief Executive Officer

Eric P. Luft
Senior Vice President, Men's Accessories Division

James E. Tulin
Senior Vice President, Merchandising

John J. Macht
The Macht Group, Retail and Marketing Consultants

Raymond H. Vise
Retired Senior Vice President

Corporate Data

Administrative Offices and Distribution Facility
656 Joseph Warner Boulevard
Taunton, MA 02780

Executive and National Sales Offices
90 Park Avenue
New York, NY 10016

International Division Sales Offices
90 Park Avenue
New York, NY 10016

Regional Sales Offices
Atlanta and New York

General Counsel
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Independent Accountants
BDO Seidman, LLP
150 Federal Street
Boston, MA 02110

Transfer Agent and Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

CORPORATE OFFICERS

John Tulin
President and
Chief Executive Officer

Eric P. Luft
Senior Vice President-
Men's Accessories Division

James E. Tulin
Senior Vice President-
Merchandising

Paul Duckett
Senior Vice President-
Distribution and
Retail Store Operations

Jerold R. Kassner
Senior Vice President-
Chief Financial Officer
Secretary and Treasurer

Arthur T. Gately, III
Vice President-
Administration

Melvin Goldfeder
Senior Vice President-
Special Markets

William F. Rubin
Senior Vice President-
Regional Sales